UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

May 29, 2026

Date of Report: (Date of earliest event reported)

Masterworks 195, LLC

(Exact name of issuer as specified in its charter)

Delaware	92-0904050
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

1 World Trade Center, 57th Floor, New York, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 9. Other Events

On or around May 31, 2026, Masterworks plans to “roll up” Masterworks 195, LLC (the “Company”) into a Delaware series limited liability company structure (the “Transaction”). The purpose of the Transaction is to transfer all of the assets, rights and obligations of the Company into a distinct series of a Delaware series limited liability company. Following the Transaction, instead of owning shares in the Company, shareholders of the Company will own shares in a newly formed series of a Delaware series limited liability company with the same assets, obligations, board of managers, capitalization and share ownership as those of the Company.

The Transaction should not have any material impact on the shareholders rights or the terms or value of their investment. The investors of the Company will bear no costs or expenses in connection with the Transaction and the Company does not anticipate any tax impact on investors or any material impact of the secondary trading market.

For more detailed information on the Transaction, please refer to the most recent Form 1-A filed by Masterworks Vault 18, LLC.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks 195, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: May 29, 2026